Exhibit 99.1

MOOLEC SCIENCE SA

MOOLEC SCIENCE SA

Unaudited interim condensed
consolidated financial statements as of
December 31, 2025 and June 30, 2025
and for the six-month periods ended
December 31, 2025 and 2024

MOOLEC SCIENCE SA

Contents

Unaudited interim condensed consolidated financial statements as of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024.

Company information

Unaudited interim condensed consolidated statements of financial position as of December 31, 2025 and June 30, 2025	F-4

Unaudited interim condensed consolidated statements of comprehensive income for the six-month periods ended December 31, 2025 and 2024	F-3

Unaudited interim condensed consolidated statements of changes in equity for the six-month periods ended December 31, 2025 and 2024	F-6

Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended December 31, 2025 and 2024	F-8

Notes to the unaudited interim condensed consolidated financial statements	F-10

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six-month periods ended of December 31, 2025, and 2024

(Amounts in US$)

	Notes	12/31/2025	12/31/2024

Revenues from contracts with customers	8.1	5,230,229	-
Other income		87,097	-
Cost of sales	8.2	(3,946,789)	-
Research and development expenses	8.3	(1,586,954)	-
Selling, general and administrative expenses	8.4	(3,420,010)	(299,404)
Share of profit or loss of joint ventures and associates	14	-	(27,550,307)
Other income or expenses, net	8.6	(2,567,224)	-
Operating loss		(6,203,651)	(27,849,711)

Financial cost	8.5	(1,351,110)	(1,393,197)
Other financial results	8.5	(2,708,803)	(1,105,047)
Loss before income tax		(10,263,564)	(30,347,955)

Income tax	10	6,249	927,290
Loss of the period from continuing operations		(10,257,315)	(29,420,665)

Gain on deconsolidation of subsidiary	6	129,333,527	-
Loss of the period from discontinued operations	9	(27,047,424)	(7,403,227)
Profit / (Loss) of the period from discontinued operations		102,286,103	(7,403,227)
Profit / (Loss) of the period		92,028,788	(36,823,892)

Other comprehensive income
Other comprehensive (loss) / profit from continuing operations
Items that may be subsequently reclassified to profit and loss		2,190,042	(1,518,743)
Foreign exchange differences on translation of foreign operations from joint ventures		(96,034)	(477,918)

Other comprehensive profit / (loss) from discontinued operations		2,286,076	(1,040,825)
Total comprehensive profit (loss)		94,218,830	(38,342,635)

Loss from continuing operations attributable to:
Equity holders of the parent		(10,103,998)	(29,420,665)
Non-controlling interests		(153,317)	-
		(10,257,315)	(29,420,665)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six-month periods ended of December 31, 2025, and 2024

(Amounts in US$)

Profit / (Loss) from discontinued operations attributable to:
Equity holders of the parent		79,066,794	(3,682,535)
Non-controlling interests		23,219,309	(3,720,692)
		102,286,103	(7,403,227)
Total comprehensive loss from continuing operations attributable to:
Equity holders of the parent		(10,200,032)	(29,898,583)
Non-controlling interests		(153,317)	-
		(10,353,349)	(29,898,583)
Total comprehensive income / (loss) from discontinued operations attributable to:
Equity holders of the parent		81,352,870	(4,522,093)
Non-controlling interests		23,219,309	(3,921,959)
		104,572,179	(8,444,052)
Total comprehensive income / (loss) attributable to:
Equity holders of the parent		71,152,838	(34,420,676)
Non-controlling interests		23,065,992	(3,921,959)
		94,218,830	(38,342,635)

Profit / (loss) per share

From continuing operations
Basic profit / (loss) attributable to ordinary equity holders of the parent	11	(13.9151)	(73.5881)
Diluted profit / (loss) profit attributable to ordinary equity holders of the parent	11	(13.9151)	(73.5881)

From discontinued operations
Basic profit / (loss) attributable to ordinary equity holders of the parent	11	108.8897	(9.2109)
Diluted profit / (loss) profit attributable to ordinary equity holders of the parent	11	108.8897	(9.2109)

From profit / (loss) per share for the period attributable to equity holders
Basic profit / (loss) attributable to ordinary equity holders of the parent	11	94.9746	(82.7990)
Diluted profit / (loss) profit attributable to ordinary equity holders of the parent	11	94.9746	(82.7990)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2025, and June 30, 2025

(Amounts in US$)

	Notes	12/31/2025	06/30/2025 (1)
ASSETS
NON-CURRENT ASSETS
Other financial assets	7.2	11,287	-
Other receivables	7.4	-	664,493
Investments in joint ventures and associates	14	15,972,128	94,147,971
Property, plant and equipment	7.6	4,360,460	3,345,170
Intangible assets	7.7	71,631,255	72.971.541
Goodwill	6	2,134,259	2.134.259
Right of use asset	17	85,300	100.896
Total non-current assets		94,194,689	173.364.330

CURRENT ASSETS
Cash and cash equivalents	7.1	1,036,618	767,919
Other financial assets	7.2	39,085	8,254,261
Trade receivables	7.3	889,800	6,085,400
Other receivables	7.4	3,244,163	13,849,164
Inventories	7.5	3,985,203	2,235,482
Total current assets		9,194,869	31,192,226
Total assets		103,389,558	204,556,556

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements.

(1)	As of June 30, 2025, measurement period adjustments are incorporated into the business combination accounting (Note 6).

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2025, and June 30, 2025

(Amounts in US$)

	Notes	12/31/2025	06/30/2025 (1)
SHAREHOLDERS’ EQUITY / DEFICIT
Issued capital	12	1,089,176	1,089,176
Shared to be issued	12	5,551,014	77,589
Shares premium		39,668,135	39,668,135
Own shares held		(1,029)	(422,146)
Stock options and share based incentives		7,306,467	7,271,881
Retained deficit		(44,573,666)	(111,791,429)
Revaluation of property, plant and equipment reserve		-	(1,323,916)
Foreign currency translation reserve		176,186	(2,013,856)
Shareholders’ equity / (deficit) attributable to owners of the parent		9,216,283	(67,444,566)
Non-controlling interest		5,963,382	(17,102,610)
Total shareholders’ equity / (deficit)		15,179,665	(84,547,176)

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	7.9	4,736,807	4,206,608
Deferred tax liabilities	10	14,300,630	14,429,422
Provisions	7.13	-	16,154,574
Convertible notes	7.10	7,290,872	18,260,456
Total non-current liabilities		26,328,309	53,051,060

CURRENT LIABILITIES
Trade and other payables	7.8	7,060,433	7,323,933
Borrowings	7.9	41,005,118	227,154,007
Employee benefits and social security	7.11	129,468	243,634
Deferred revenue and advances from customers	7.12	-	1,260
Government grants		-	1,280
Warrant liabilities	7.14	65,999	1,211,093
Convertible notes	7.10	13,362,163	-
Other liabilities		175,316	-
Lease liabilities	17	83,087	117,465
Total current liabilities		61,881,584	236,052,672
Total liabilities		88,209,893	289,103.732
Total shareholders’ equity / (deficit) and liabilities		103,389,558	204,556.556

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements.

(1)	As of June 30, 2025, measurement period adjustments are incorporated into the business combination accounting (Note 6).

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY / DEFICIT

For the six-month periods ended of December 31, 2025, and 2024

(Amounts in US$)

	Attributable to the equity holders of the parent
	Issued capital	Shares to be issued	Own shares held	Share premium	Equity settled share-based payment	Retained (deficit) earnings	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Attributable to the equity holders of the parent	Non-controlling Interests	Total shareholders’ equity

06/30/2025	1,089,176	77,589	(422,146)	39,668,135	7,271,881	(111,791,429)	(2,013,856)	(1,323,916)	(67,444,566)	(17,102,610)	(84,547,176)

Equity settled share based payment	-	-	-	-	34,586	-	-	-	34,586	-	34,586
											-
Transfer of revaluation reserve upon deconsolidation (Note 7.7 & 12)	-	-	-	-	-	(1,323,916)	-	1,323,916	-	-	-

Deconsolidation (Note 6)	-	-	421,117	-	-	(421,117)	-	-	-		-
										-	-
Conversion of preferred shares (Note 12)	-	5,473,425	-	-	-	-	-	-	5,473,425	-	5,473,425

Gain for the period	-	-	-	-	-	68,962,796	-	-	68,962,796	23,065,992	92,028,788

Other comprehensive income	-	-	-	-	-	-	2,190,042	-	2,190,042	-	2,190,042

12/31/2025	1,089,176	5,551,014	(1,029)	39,668,135	7,306,467	(44,573,666)	176,186	-	9,216,283	5,963,382	15,179,665

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY / DEFICIT

For the six-month periods ended of December 31, 2025, and 2024

(Amounts in US$)

	Attributable to the equity holders of the parent
	Issued capital	Stock options and share based incentives	Own shares held	Shares trading premium	Retained (deficit) earnings	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Attributable to the equity holders of the parent	Non-controlling Interests	Total shareholders’ deficit
06/30/2024	598,369	6,222,175	(444,473)	(5,516,907)	1,142,761	534,827	(1,323,916)	1,212,836	248,788,534	250,001,370

Increase in capital	256	-	-	10,612	-	-	-	10,868	-	10,868

Changes in ownership interests in subsidiaries	-	-	-	269,445	-	-	-	269,445	(1,473,609)	(1,204,164)

Share-based incentives of subsidiaries	-	423,616	-	-	-	-	-	423,616	1,035,390	1,459,006

Distribution of dividends	-	-	-	-	-	-	-	-	(72,051)	(72,051)

Loss for the period	-	-	-	-	(33,103,200)	-	-	(33,103,200)	(3,720,692)	(36,823,892)

Other comprehensive loss	-	-	-	-	-	(1,317,476)	-	(1,317,476)	(201,267)	(1,518,743)

12/31/2024	598,625	6,645,791	(444,473)	(5,236,850)	(31,960,439)	(782,649)	(1,323,916)	(32,503,911)	244,356,305	211,852,394

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended of December 31, 2025, and 2024

(Amounts in US$)

	Notes	12/31/2025	12/31/2024
OPERATING ACTIVITIES
Profit / (Loss) for the period		92,028,788	(36,823,892)
Profit of discontinued operations		(102,286,103)	7,403,227

Adjustments to reconcile profit / (loss) to net cash flows
Income tax	10	(6,249)	(927,290)
Depreciation of property, plant and equipment	7.6	124,812	-
Amortization of intangible assets	7.7	881,699	-
Depreciation of leased assets	17	169,251	-
Share-based incentive and stock options		34,586	-
Gain on extinguishment of liabilities		769,740	-
Share of profit or loss of joint ventures and associates	14	-	27,550,307
Financial results		1,757,181	2,498,244
Disposal of property, plant and equipment		289,837	-
Disposal of intangible assets		53,583	-

Working capital adjustments
Trade receivables		3,543,273	-
Other receivables		(989,866)	(620,719)
Inventories and biological assets		(1,749,721)	-
Trade and other payables		4,308,141	(13,020)
Employee benefits and social security		119,251	(269)
Net cash flows used in operating activities from continuing operations		(951,797)	(933,412)
Net cash flows used in operating activities from discontinued operations		(101,349)	(2,346,615)
Net cash flows used in operating activities		(1,053,146)	(3,280,027)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended of December 31, 2025, and 2024

(Amounts in US$)

	Notes	12/31/2025	12/31/2024
INVESTMENT ACTIVITIES

Loss of controlling interest		(4,185)	-
Cash dividend collected from associates/joint venture		433,148	-
Purchase of property, plant and equipment	7.6	(1,485,654)	-
Purchase of intangible assets	7.7	(11,948)	-
Net cash flows used in investing activities from continuing operations		(1,068,639)	-
Net cash flows used in investing activities from discontinued operations		73,259	(9,985,292)
Net cash flows used in investing activities		(995,380)	(9,985,292)

FINANCING ACTIVITIES
Proceeds from borrowings		2,500,000	-
Repayment of borrowings and financed payments		(162,959)	(808,568)
Proceeds from the issuance of preferred shares		-	15,000,000
Net cash flows generated by financing activities from continuing operations		2,337,041	14,191,432
Net cash flows used in financing activities from discontinued operations		-	(23,049,684)
Net cash flows generated by / (used in) financing activities		2,337,041	(8,858,252)

Net increase in cash and cash equivalents from continuing operations		316,605	13,258,020
Net decrease in cash and cash equivalents from discontinued operations		(28,090)	(35,381,591)
Net increase (decrease) in cash and cash equivalents		288,515	(22,123,571)

Inflation effects on cash and cash equivalents		(4,848)	(12,324)

Cash and cash equivalents as of beginning of the year	7.1	767,919	52,994,865
Effect of exchange rate changes on cash and equivalents		(14,968)	2,342,172
Cash and cash equivalents as of the end of the period	7.1	1,036,618	33,201,142

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Index

1.	General information.

2.	Accounting standards and basis of preparation.

3.	New standards, amendments and interpretations issued by the IASB.

4.	Summary of significant accounting policies.

5.	Critical accounting judgments and estimates.

6.	Significant events and transactions

7.	Information about components of unaudited interim condensed consolidated statement of financial position.

8.	Information about components of unaudited interim condensed consolidated statement of comprehensive income.

9.	Discontinued operations

10.	Taxation.

11.	Earnings per share.

12.	Information about components of equity.

13.	Cash flow information.

14.	Joint ventures and associates.

15.	Segment information

16.	Financial instruments – Risk management.

17.	Leases.

18.	Shareholders and other related parties’ balances and transactions.

19.	Key management personnel compensation.

20.	Share-based payments.

21.	Contingencies, commitments and restrictions on the distribution of profits.

22.	Events occurring after the reporting period.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

1. GENERAL INFORMATION

Moolec Science SA (the “Company” or the “Group”) is an exempted company incorporated under the laws of the laws of the Cayman Islands.

The company was previously registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440. On May 22, 2025 (the “Effective Date”), the Company changed its jurisdiction by redomiciling Moolec Science (Luxembourg) from the Grand Duchy of Luxembourg to the Cayman Islands as Moolec Science (Cayman Islands) by way of continuation pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands (the “Redomiciliation”). Following the Redomiciliation, the Company’s address is at c/o Ogier Global (Cayman) -89 Nexus Way, Camana Bay, Grand Cayman KY1-9009.

The Bioceres Group Business Combination Agreement.

On June 16, 2025, the Company consummated a business combination pursuant to the Bioceres Group Business Combination Agreement (the “Business Combination”). Through this transaction, the Company acquired all of the issued and outstanding equity interests of Bioceres Group Limited (“Bioceres Group”) and Nutrecon LLC (“Nutrecon”), and 50% of Gentle Technologies Corp. (“Gentle Tech”), integrating mature agricultural biologicals and seed businesses, nutritional solutions and emerging technology ventures.

Effective as of the closing of the Business Combination, the Company accounted for the transaction in accordance with IFRS 3 Business Combinations using the acquisition method of accounting. Based on the assessment of control in accordance with IFRS 10 Consolidated Financial Statements, the transaction was identified as a reverse acquisition.

Under this accounting treatment, Bioceres Group, although being the legal subsidiary, was identified as the accounting acquirer, while Moolec Science SA, the legal acquirer, together with Nutrecon and Gentle Tech, were identified as the accounting acquirees.

As a result of the reverse acquisition, the consolidated financial statements of the Group represent a continuation of the historical financial statements of Bioceres Group as the accounting acquirer. Accordingly, the consolidated results for reporting periods ended prior to June 30, 2025 reflect the historical financial information of Bioceres Group on a standalone basis (the “Predecessor”) and do not include the effects of the Business Combination.

The consolidated statement of financial position as of June 30, 2025 already reflects the effects of the Business Combination. Consequently, the condensed consolidated interim financial statements for the six-month period ended December 31, 2025 are prepared on the same consolidation basis as the audited consolidated financial statements for the year ended June 30, 2025. However, the consolidated results for the six-month period ended December 31, 2025 are not directly comparable with those of the comparative period ended December 31, 2024, which reflects the results of Bioceres Group as the accounting acquirer prior to the Business Combination. Furthermore, certain reclassifications arise from the classification of BIOX, Bioceres SA and Bioceres LLC as discontinued operations (Note 9). Differences between periods therefore primarily reflect changes in scope and basis of presentation rather than period-over-period operating performance.

Since the issuance of the annual financial statements for the period ending June 30, 2025, the Company have revisited and made progress in identifying and valuing specific assets and liabilities and recorded certain measurement period adjustments (see Note 6). The Company remains within the measurement period prescribed by IFRS 3.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Subsidiaries

The subsidiaries of the Group, all of which have been included in the unaudited interim condensed consolidated financial statements of the Group, are as follows:

		Country of incorporation and		% Equity	% Equity
Name	Principal activities	principal place of business	Ref	interest 12/31/2025	interest 06/30/2025
Moolec Science Limited	Investment in subsidiaries	United Kingdom	b)	100%	100%
AG Biomolecules LLC	Production and commercialization of agricultural products	United States	b)	100%	100%
ValoraSoy S.A.	Production and commercialization of agricultural products	Argentina	b)	100%	100%
Nutrecon LLC	Investment in subsidiaries	United States	b)	100%	100%
SynBio Powerlabs	Production and commercialization of fermentation products	Finland	c)	90%	90%
Gentle Tech	Investment in subsidiaries	British Virgin Islands	a),b)	100%	100%
Gentle Farming	Investment in subsidiaries	British Virgin Islands	a),b)	51%	51%
G-FAS	Production and commercialization of sustainable agricultural equipment	Argentina	a),b)	64%	64%
Bioceres Group Limited	Investment in subsidiaries	United Kingdom	b)	100%	100%
Bioceres Tech Services LLC	Investment in subsidiaries	United States	a)	100%	100%

a)	Direct interests held by Bioceres Group Limited.

b)	Direct interest held by Moolec Science SA.

c)	Direct interest held by Nutrecon LLC.

d)	Bioceres Group Limited lost control over Bioceres SA and Bioceres LLC on December 16, 2025. The subsidiaries were deconsolidated, and the investments in them were measured using fair value. The Group’s consolidated result includes the results of those entities as of discontinued operations (Note 6 and 9).

Going concern

The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the ordinary course of business.

As described in Note 6 – Significant events and transactions – Loss of control over subsidiaries, during the six-month period ended December 31, 2025, the Group experienced significant changes in its scope of operations and financial position, primarily as a result of the loss of control over certain material subsidiaries.

In addition, following the loss of control over Bioceres Crop Solutions Corp. (“BIOX”) during the year ended June 30, 2025, as previously disclosed in the Group’s audited consolidated financial statements, the Group no longer has access to the financing arrangements and financial support that had historically been available through such entity and its related group structure.

As of December 31, 2025, the Group reported a negative working capital position, this condition, together with the limitations on access to financing resulting from the loss of control over key subsidiaries, indicate that the Group currently does not have sufficient financial resources to meet its obligations or to fully execute its business plan without obtaining additional funding.

Management is actively pursuing strategic alternatives to address the Group’s liquidity and capital requirements, which include, among others, potential equity financings, new funding arrangements with existing or new investors, and cost-containment and restructuring measures. However, there can be no assurance that such initiatives will be successful or implemented on terms acceptable to the Group, or within a timeframe sufficient to address the Group’s liquidity needs. Notwithstanding the above, on November 28, 2025 and amended on March 30, 2026, Granosur Holding Limited, which is a wholly owned subsidiary Agriculture Investment Group Corp, our current major shareholder, granted a credit line of up to $6 million.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

These conditions give rise to a material uncertainty that may cast significant doubt (or raise substantial doubt, as contemplated by applicable PCAOB standards) on the Group’s ability to continue as a going concern.

The unaudited interim condensed consolidated financial statements do not include any adjustments that might be required if the Group were unable to continue as a going concern, including, but not limited to, adjustments to the recoverability and classification of assets or the amounts and classifications of liabilities.

2. ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Basis of Presentation

These unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the International Accounting Standard (“IAS”) IAS 34 Interim Financial Reporting, as issued by International Accounting Standard Board (“IASB”) and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2025. These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements of the Group were authorized and approved by the Board of Directors of Moolec Science SA on May 13, 2026.

3. NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

New standards and interpretations adopted by the Group

a)	The following new standards became applicable for the current reporting period and adopted by the Group.

-	IFRS 19 – Subsidiaries without Public Accountability. The standard is effective for annual periods beginning on or after January 1, 2027.

-	Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments. The amendments are effective for reporting periods beginning on or after January 1, 2026.

-	Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity. The amendments are effective for annual periods beginning on or after January 1, 2026.

-	Annual Improvements to IFRS Accounting Standards—Volume 11. The amendments are effective for annual periods beginning on or after January 1, 2026.

These amendments did not have any material impact on the Group.

b)	The following new standards are not yet adopted by the Group.

-	IFRS 18 – Presentation and Disclosure in Financial Statements. This standard introduces new requirements for the presentation and disclosure of income and expenses in the statement of profit or loss, including the introduction of new defined subtotals such as Operating Profit and enhanced disaggregation requirements. The standard also includes additional guidance on aggregation principles and requires disclosures about management-defined performance measures (MPMs) used in public communications outside the financial statements. It is effective for annual periods beginning on or after January 1, 2027, with retrospective application in accordance with IAS 8, subject to specific transitional reliefs.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The Group is analyzing the potential impact of this standard on our financial statements, which is expected to mainly affect the presentation and structure of the primary financial statements and related disclosures, but not the recognition or measurement of transactions.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these unaudited interim condensed consolidated financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 30 June 2025.

5. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 30 June 2025.

6. SIGNIFICANT EVENTS AND TRANSACTIONS

Loss of control over subsidiaries

Theo I SCSp

On November 28, 2025, Theo I SCSp received a conditional payment order from the Luxembourg District Court. As a result, the general partners initiated the bankruptcy process before the Luxembourg District Court, which will result in the appointment of a receiver who will assume control over the management of Theo I SCSp.

The initiation of bankruptcy proceedings on December 31, 2025 resulted in the Group losing control over Theo I SCSp in accordance with IFRS 10.25. On March 9, 2026, the Commercial Court rejected the bankruptcy petition filed against Theo I SCSp on the grounds that an SCSp is a special limited partnership that is neither a commercial company nor a legal entity with separate legal personality. It was informed by Theo Partners Sárl that such decision was appealed. However, as of December 31, 2025, the Company’s investment in Theo I SCSp had a nil carrying value, and no financial or operating results were recognized during the year then ended.

Bioceres S.A. and Bioceres LLC

On December 16, 2025, the Board of Directors of Bioceres S.A. approved the initiation of voluntary bankruptcy proceedings. On December 26, 2025 such Board of Directors of Bioceres S.A. filed the of the voluntary bankruptcy proceedings, which resulted in losing control of Bioceres S.A. to the judge, which in turn would seek and appoint a trustee (“síndico”) to oversee the process. Upon commencement of the bankruptcy proceedings, decision-making authority transferred to the judge and/or trustee. On March 3, 2026, the Commercial Court of Rosario (the “Court”) issued a final judgment declaring the bankruptcy of Bioceres S.A., which became effective immediately. The declaration of bankruptcy constituted a judicial determination triggering the full legal effects contemplated under Argentine insolvency law, including the automatic divestiture of the debtor’s assets and the loss of control over their administration, disposition, and management. On March 9, 2026, the Court appointed the bankruptcy trustee (sindicatura), who assumed control over the administration and disposition of the bankruptcy estate.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

As a result, the Group lost control over Bioceres S.A. in accordance with IFRS 10. As Bioceres LLC is a wholly owned subsidiary of Bioceres S.A., the Group simultaneously lost control over Bioceres LLC.

Under IFRS 10.25, the loss of control resulted in the derecognition of the assets and liabilities of Bioceres S.A. and Bioceres LLC and the remeasurement of any retained interests at fair value in accordance with IFRS 9, which as of December 31, 2025 is nil.

The loss of control over Bioceres S.A and Bioceres LLC resulted in gain of approximately $116 million, both of which were recognized in the consolidated statement of profit or loss for the six-month period ended December 31, 2025.

Following the deconsolidation of Bioceres S.A. and Bioceres LLC, the Group derecognized all assets, liabilities and equity components attributable to such subsidiaries, including the reserve related to own shares held. The effects of the loss of control are presented as movements during the period in the consolidated statement of changes in equity.

The following table presents details of the condensed balance sheet of Bioceres S.A. and Bioceres LLC following their deconsolidation.

12/31/2025

Cash and cash equivalents	4,185
Short term investments	57,861
Accounts receivable	1,414,384
Other receivables	37,820,373
Investments in joint ventures and associates	600
Other financial assets, non current	8,234,482
Other receivables, non current	17,425,041
Property, plan and equipment	16,885
Intangible assets	373,062
Accounts payable	(1,043,305)
Financial debts	(166,336,064)
Other current liabilities	(194,581)
Other liabilities, non current	(16,113,815)
Net liabilities derecognized	(118,340,892)

The gain on deconsolidation recognized within discontinued operations is composed as follows:

Net liabilities derecognized	118,340,892
Foreign currency translation differences recycled to profit or loss	10,992,635
Gain on deconsolidation of subsidiary	129,333,527

In addition, discontinued operations include the results generated during the period by the deconsolidated subsidiaries (Note 9).

Bioceres Group, Nutrecon, Gentle Tech and Moolec Science business combination

As stated in Note 1 – General information - “The Bioceres Group Business Combination Agreement”, on June 16, 2025, it was announced the closing of the Bioceres Group Business Combination.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The combined group now operates an integrated platform encompassing R&D, manufacturing, and regulatory capabilities that span from molecular design to validation in both fermenter and field environments. On one front, the Company advances its molecular farming programs in crops such as soy and safflower to produce proteins and lipids with animal-like functionality and plant-based cost structures. On the other front, Moolec is developing a precision fermentation facility in Finland, under the SynBio Powerlabs brand, which will be dedicated to producing target proteins, enzymes, and other biomolecules using optimized microbial and cellular systems. Once operational, this facility will provide an industrial pathway to design, ferment, and scale alternative proteins while establishing commercial channels with leading food companies.

The combination of these two complementary approaches, farming and fermentation, will enable the Company to accelerate time-to-market, diversify technology risks, and anchor production costs in agricultural scalability, without compromising product functionality or organoleptic properties.

The Business Combination under IFRS 3, Business Combinations, was accounted using the acquisition method of accounting and treating the transaction as a reverse acquisition. Under this approach, Bioceres Group (the legal subsidiary) was considered the accounting acquirer, and Moolec Science SA (the legal acquirer) was considered the accounting acquiree, together with Gentle Tech and Nutrecon.

As a result, the consolidated financial statements represent a continuation of the financial statements of Bioceres Group, the predecessor, with the net assets of Moolec Science SA, Gentle Tech and Nutrecon recognized at fair value on the acquisition date.

Because the transaction is accounted for as a reverse acquisition, the consideration transferred is based on the number of equity instruments that Bioceres Group would have had to issue to give the owners of Moolec Science SA, Nutrecon and Gentle Tech the same percentage ownership in the combined entity that results from the transaction. The fair value of the consideration amounted to $34,534,531.

Identifiable Assets Acquired and Liabilities Assumed (Accounting Acquirees):

Provisional Purchase Price Allocation:

The purchase price allocation (“PPA”) related to the business combinations have been determined on a provisional basis in accordance with IFRS 3.

Under IFRS 3, the Company is permitted to adjust the provisional amounts recognized at the acquisition date during the measurement period, which may extend up to twelve months from the acquisition date, as new information becomes available regarding facts and circumstances that existed at that date. Consequently, the amounts disclosed in this note are subject to change.

Fair value of the consideration of payment

Equity shares	33,504,531
Warrants	1,030,000
Total consideration	34,534,531

The consideration of payment was measured at fair value, which was calculated as the sum of equity shares and warrants. The fair value of the warrants measured were based on Black & Scholes method and the equity shares measured was determined using the Moolec’s share quoted price at the transaction date.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Assets acquired, liabilities assumed, and non-controlling interest recognized

Net assets incorporated	Total
Cash and cash equivalents	554,420
Trade and other receivables	4,036,558
Property, plant and equipment	3,319,313
Intangible assets	72,554,684
Right of use assets	100,896
Inventories	2,235,482
Borrowings / Financial debt	(22,467,064)
Accounts payable	(5,806,020)
Lease liabilities	(117,463)
Warrant liabilities	(181,093)
Deferred tax liabilities	(14,429,422)
Total net assets identified	39,800,291
Non-controlling interest	6,116,699
Previously held interest - revalued at FV	1,283,320
Goodwill	(2,134,259)
Total consideration	34,534,531

Since the issuance of the annual financial statements for the period ending June 30, 2025, the Company have revisited the fair value of assets and liabilities identified and have made progress in identifying and valuing specific assets and. liabilities.

As required by the standards, measurement period adjustments are incorporated into the business combination accounting. The net effect of the adjustment corresponds to the change in the fair value of intangibles and liabilities amounting to US$3,607,741 (net of deferred income tax asset of US$1,337,853), generating a goodwill of US$2 million as opposed to the US$1.5 million of bargain purchase recognized as of June 30, 2025. Comparative prior period information in the financial statements has been updated to reflect these adjustments, as if the business combination had been fully accounted for on the acquisition date.

Non-controlling interest (NCI) was measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

In one of the three acquired businesses, the Group held an equity interest in the acquiree prior to obtaining control. In accordance with IFRS 3, the previously held interest was remeasured at its acquisition-date fair value, and the resulting gain or loss was recognized in profit or loss. This remeasurement reflects the change in value of the Group’s existing investment up to the date control was obtained and forms part of the total consideration transferred for the business combination.

7. INFORMATION ABOUT COMPONENTS OF CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1	Cash and cash equivalents

	12/31/2025	06/30/2025

Cash at bank and on hand	1,036,618	767,919
	1,036,618	767,919

7.2	Other financial assets

	12/31/2025	06/30/2025
Current
Investments at fair value	39,085	19,722
Other investments	-	8,234,539
	39,085	8,254,261

Non-current
Other financial assets	11,287	-
	11,287	-

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The book value is reasonably approximate to the fair value given its short-term nature.

7.3	Trade receivables

	12/31/2025	06/30/2025
Current
Trade debtors	889,800	4,519,487
Trade debtors - Joint ventures and associates (Note 18)	-	1,565,913
	889,800	6,085,400

The book value is reasonably approximate to the fair value given its short-term nature.

7.4	Other receivables

	12/31/2025	06/30/2025
Current
Taxes	1,619,532	382,957
Insurance to be accrued	69,131	11,835
Other receivables - Joint ventures and associates (Note 18)	1,194,839	10,547,409
Prepayments to suppliers	162,158	114
Shareholders and other related parties (Note 18)	11,713	2,313,179
Prepaid expenses and other receivables	13,155	33,448
Reimbursements over exports	28,844	-
Miscellaneous	144,791	560,222
	3,244,163	13,849,164

Non-current
Other receivables - Joint ventures and associates (Note 18)	-	664,493
	-	664,493

The book value of financial assets is reasonably approximate to the fair value given its short-term nature.

7.5	Inventories

	12/31/2025	06/30/2025

Seeds	-	551,290
Manufactured products	3.737.463	994,360
Supplies	7,330	-
Agricultural products	240,410	689,832
	3,985,203	2,235,482

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

7.6	Property, plant and equipment

Property, plant and equipment as of December 31, 2025 and 2024, included the following:

Class	Net carrying amount 06/30/2025	Additions	Transfers	Disposals	Depreciation of the period (1)	Foreign currency translation	Loss of control	Net carrying amount 12/31/2025
Office equipment	10,280	-	-	-	(7,571)	(1,401)	(1,308)	-
Vehicles	-	15,230	5,313	-	(14,674)	(300)	-	5,569
Equipment and computer software	14,127	179	11,172	-	(2,371)	(218)	(14,127)	8,762
Fixtures and fittings	-	851	86,047	-	(3,372)	(3,752)	-	79,774
Machinery and equipment	1,450	4,447	1,380,566	(289,837)	(94,408)	(50,066)	(1,450)	950,702
Land and buildings	982,939	-	786,693	-	-	-	-	1,769,632
Buildings in progress	2,336,374	1,464,947	(2,269,791)	-	(9,987)	24,478	-	1,546,021
Total	3,345,170	1,485,654	-	(289,837)	(132,383)	(31,259)	(16,885)	4,360,460

(1)	For the period ended December 31, 2025, depreciation of the period totaling $7,571 were reclassified to Loss from discontinued operations in the condensed consolidated statement of comprehensive income. (Note 9).

Class	Net carrying amount 06/30/2024	Additions	Transfers	Disposals	Depreciation of the period(1)	Foreign currency translation	Net carrying amount 12/31/2024
Office equipment	503,950	17,929	-	-	(41,037)	(14,794)	466,048
Vehicles	2,192,627	29,675	-	(8,272)	(447,262)	(1,330)	1,765,438
Equipment and computer software	528,816	30,324	-	-	(128,051)	(26,386)	404,703
Fixtures and fittings	2,805,076	8,834	-	-	(454,316)	59	2,359,653
Machinery and equipment	16,722,642	474,971	73,221	-	(1,466,534)	(365,199)	15,439,101
Land and buildings	39,745,067	-	46,431	-	(509,724)	(260,985)	39,020,789
Buildings in progress	12,114,256	3,521,132	(119,652)	-	-	(35,741)	15,479,995
Total	74,612,434	4,082,865	-	(8,272)	(3,046,924)	(704,376)	74,935,727

(1)	For the period ended December 31, 2024, depreciation of the period totaling $3,046,924 were reclassified to Loss from discontinued operations in the condensed consolidated statement of comprehensive income. (Note 9)

The depreciation charge is included in Notes 8.3 - R&D classified by nature and Note 8.4 – Expenses classified by nature and function. The Group has no commitments to purchase property, plant and equipment items.

For comparative purposes, the reconciliation of property, plant and equipment includes periods in which certain assets were measured under the revaluation model in accordance with IAS 16. Following the business combination completed on June 16, 2025, and as disclosed in the annual financial statements as of June 30, 2025, the Group applies the cost model to all property, plant and equipment.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

7.7	Intangible assets

Intangible assets as of December 31, 2025, and 2024 included the following:

Class	Net carrying amount 06/30/2025	Additions	Deconsolidation (*)	Transfers/ Disposals	Amortization of the period (1)	Foreign currency translation	Net carrying amount 12/31/2025
Seed and integrated products
Alfalfa Genuity Har Xstra	416,857	-	(373,062)	-	(43,890)	95	-
Other intangible assets
Sustainable agricultural equipment technology	10,719,710	-	-	-	(547,802)	-	10,171,908
Fungal Biomass	10,775,940	-	-	-	-	720	10,776,660
Piggysooy	14,526,532	-	-	-	-	-	14,526,532
Safflower GLA	27,857,339	-	-	-	(174,129)	-	27,683,210
Safflower Chimosin 2.0	2,600,554	-	-	-	(46,659)		2,553,895
Other intangibles	6,074,609	11,133	-	(53,583)	(113,109)	-	5,919,050
Total	72,971,541	11,133	(373,062)	(53,583)	(925,589)	815	71,631,255

(1)	For the period ended December 31, 2025, amounts totaling $ 42,890 were reclassified to Loss from discontinued operations in the condensed consolidated statement of comprehensive income (Note 9).

(*)	Correspond to the loss of control of Bioceres S.A. and Bioceres LLC.

Class	Net carrying amount 06/30/2024	Additions	Transfers/ Disposals	Amortization of the period(1)	Foreign currency translation	Net carrying amount 12/31/2024
Seed and integrated products
Alfalfa Genuity Har Xstra	438,029	-	-	-	30,780	468,809
HB4 soy and breeding program	35,574,369	2,392,794	-	(1,051,883)	-	36,915,280
Integrated seed products	2,681,826	-	-	(97,479)	47,642	2,631,989
Crop nutrition						-
Microbiological products	41,187,249	-	-	(1,813,650)		39,373,599
Microbiological products in progress	10,452,861	2,629,995	-	-	(6,916)	13,075,940
Other intangible assets
Trademarks and patents	51,316,860	133,595	-	(2,040,315)	-	49,410,140
Trademarks and patents with indefinite useful life	10,045,294	-	-	-	(4,625)	10,040,669
Software	1,119,494	-	137,598	(255,746)	(95)	1,001,251
Software in progress	580,728	150,777	(137,598)	-	-	593,907
Customer loyalty	18,934,570	-	-	(685,235)	-	18,249,335
RG/RS/OX Wheat	5,000,000	-	-	-	-	5,000,000
Total	177,331,280	5,307,161	-	(5,944,308)	66,786	176,760,919

(1)	For the period ended December 31, 2024, amortization of the period totaling $5,944,308 were reclassified to Loss from discontinued operations in the condensed consolidated statement of comprehensive income. (Note 9)

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The amortization charge is included in Notes 8.3 - R&D classified by nature and Note 8.4 – Expenses classified by nature and function.

There are no intangibles assets whose use has been restricted or which have been delivered as a guarantee. The Group has not assumed any commitments to acquire new intangibles.

7.8	Trade and other payables

	12/31/2025	06/30/2025
Current
Trade creditors	6,820,671	6,490,684
Trade creditors - Joint ventures and associates (Note 18)	132,258	620,034
Taxes	46,733	12,647
Miscellaneous	60,771	200,568
	7,060,433	7,323,933

The book value of financial liabilities is reasonably approximate to the fair value given its short-term nature.

7.9	Borrowings

	12/31/2025	06/30/2025
Current
Bank overdrafts	-	33,383
Bank borrowings	598,445	-
Financial debt - Related parties (Note 18)	2,500,000	-
Net loans payables	25,357,793	10,303,098
Convertible preference shares (Note 18)	10,943,152	15,739,726
Promissory notes	657,809	-
Promissory notes – related parties (Note 18)	947,919	-
Financial borrowings	-	201,077,800
	41,005,118	227,154,007

Non-current
Bank borrowings	447,042	1,348,173
Financial borrowings	2,858,435	2,858,435
Financial debts	1,431,330	-
	4,736,807	4,206,608

In December 2024, the Company issued 2,380,952 convertible preference shares for total proceeds of US$15.0 million, as disclosed in prior periods. These preference shares accrue a 9% per annum payment-in-kind (“PIK”) return and grant the holder conversion rights, including the option to convert into ordinary shares at predefined terms, as well as mandatory conversion and redemption features contingent upon the occurrence of certain events.

In December 2025, the holder, Agriculture Investment Group Corp. (“AIGC”), submitted a conversion notice indicating its intention to convert all or part of the preference shares into ordinary shares of Moolec Science SA, in accordance with the Subscription Agreement and at the Company’s request. Pursuant to the applicable conversion mechanics, the Company determined the final amount to be converted to be US$5.0 million plus accrued PIK, for an aggregate amount of US$5,473,425.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

As a result of such partial conversion, the portion of the outstanding convertible preference shares corresponding to the converted amount was derecognized. The ordinary shares resulting from this conversion had not been legally issued as of December 31, 2025 and, accordingly, are presented as shares to be issued within equity.

The conversion rights associated with the converted amount were fully and irrevocably extinguished upon conversion. The remaining convertible preference shares, together with their related conversion rights, remain outstanding and may be converted into ordinary shares in accordance with the terms of the Subscription Agreement.

Additionally, on December 2, 2025, the Company obtained and received financing proceeds for working capital purposes in the amount of US$2.5 million.

The significant decrease in financial borrowings and the changes in other financial debt balances during the period are primarily the result of the deconsolidation of subsidiaries. Prior to the deconsolidation of the subsidiaries mentioned above, between July and November of 2026 18.5 million of collateralized shares of BIOX where executed by creditors, which resulted in a decrease of financial borrowings of about US$53.6 million.

The carrying amount of certain borrowings measured at amortized cost as of December 31, 2025 and as of June 30, 2025, differ from their fair value. The following fair values have been estimated using discounted cash flow techniques (Level 3) due to the use of unobservable inputs, including own credit risk.

	12/31/2025		06/30/2025
	Amortized Cost	Fair value	Amortized Cost	Fair value
Current
Bank borrowings	598,445	598,445	33,383	33,383
Financial debt - Related parties	2,500,000	-	-	-
Convertible preference shares	10,943,152	10,042,808	15,739,726	14,179,927
Financial borrowings	25,357,793	25,357,793	211,380,898	205,082,929
Convertible notes	13,362,163	11,913,711	-	-
Promissory notes	1,605,728	1,605,728	-	-

Non current
Bank borrowings	447,042	447,042	1,348,173	1,348,173
Convertible notes	7,290,872	7,129,277	18,260,456	18,260,456
Financial borrowings	2,858,435	2,858,435	2,858,435	2,858,435
Financial debts – Related parties	1,431,330	1,431,330	-	-

7.10 Convertible notes

Convertible notes	12/31/2025	06/30/2025

Current
Convertible notes	13,362,163	-
	13,362,163	-

Non-current
Convertible notes	7,290,872	18,260,456
	7,290,872	18,260,456

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

On October 15, 2023, Moolec Science has entered into an agreement to issue a convertible note due 2026 to Invim Corporativo S.L. As of June 30, 2025, the Company has received USD 10,000,000 related to such convertible note. Additionally, the Company signed additional convertible notes for USD 940,000 between October 2023 and June 30, 2024 with local farmers and jointly with the convertible note with Invim Corporativo S.L., are referred to as “the Notes”

The Notes have a term of three years with an early conversion option with a strike price of US $900.00 per share (calculated afterin the reverse stock split of January 5, 2026). If the early conversion option is exercised, Moolec Science will have the option to pay the outstanding amount at that date using shares, cash or a combination of both. Initial interest rate on the notes is of 5% per annum payable annually in cash in arrears on anniversary of the date of the notes and on the maturity date, however Moolec Science will have the option at each payment date to capitalize the interest accrued. After the remaining cash payment made during 2024 the interest rate was increased to 10% per annum. Lastly, as per the convertible note with Invim Corporativo S.L., after the in-kind contribution, when received, the interest rate will be calculated in accordance with a formula included in the agreement.

At maturity, Moolec Science will hold the option to deliver ordinary shares, cash, or a combination of cash and ordinary shares.

On October 2, 2025, the Company received a notice of alleged breach from INVIM Corporativo S.L., a private limited company incorporated under the laws of Spain (“INVIM”), regarding the alleged failure to pay the assignment price of $13 million in connection with a certain Assignment and Assumption Agreement dated May 27, 2025 (the “Agreement”) including without limitation to exercise their rights and remedies available against the Collateral. The Agreement, in turn, references related instruments, including a Note Purchase Agreement and a Binding Contribution Memorandum of Understanding, both dated October 15, 2023.

In response, the Company rejected INVIM’s assertion that any payment is due or owing, on the grounds that, among other reasons, under the express terms of the Agreement and related transaction instruments, INVIM failed to satisfy certain conditions precedent, including the valid transfer of relevant securities and the execution of a required services agreement.

The Company intends to vigorously defend its position and enforce its rights under the Agreement, the related transaction instruments, and applicable law. While the Company believes that INVIM’s assertions are without merit, if INVIM were ultimately to prevail in any proceedings, such an adverse outcome could have a material adverse effect on the Company’s business, results of operations, financial condition, or liquidity.

7.11 Employee benefits and social security

	12/31/2025	06/30/2025
Current
Salaries, accrued incentives, vacations and social security	129,468	202,014
Key management personnel (Note 18)	-	41,620
	129,468	243,634

The book value is reasonably approximate to the fair value given its short-term nature.

7.12 Deferred revenue and advances from customers

	12/31/2025	06/30/2025
Current
Advances from customers	-	1,260
	-	1,260

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

7.13 Provisions

	12/31/2025	06/30/2025

Conditional payment Rizobacter SA	-	15,916,116
Provisions for contingencies	-	238,458
	-	16,154,574

In connection with the acquisition of Rizobacter, the Group agreed with certain selling shareholders on a contingent purchase price of $17.3 million (with a present value of $15.9 million), payable only upon obtaining a favorable final resolution fully rejecting the claims filed in the annulment proceedings and related injunctions affecting Rizobacter Argentina S.A.

The contingent payment was conditional, among other matters, upon the lifting of an injunction pursuant to which 44% of the share capital of Rizobacter Argentina S.A. was seized, as well as 30% of the dividends generated by the seized shares. As of December 31, 2025, and as a result of the loss of control of Bioceres LLC, the Group derecognized the related contingent payment liability.

7.14 Warrants

	12/31/2025	12/31/2024

At the beginning	1,211,093	-
Gain on revaluation at fair value of warrants	(1,145,094)	-
At the end of the period	65,999	-

8. INFORMATION ABOUT COMPONENT OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

8.1 Revenue from contracts with customers

	12/31/2025	12/31/2024

Sale of goods and services	5,230,229	-
	5,230,229	-

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 18.

8.2	Cost of sales

Item	12/31/2025	12/31/2024
Inventories as of the beginning of the period	2,235,482	-
Purchases of the period	5,175,049	-
Production costs (Note 8.4)	696,826	-
Foreign currency translation	(175,365)	-
Subtotal	7,931,992	-
Inventories as of the end of the year	(3,985,203)	-
Cost of sales	3,946,789	-

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

8.3	R&D classified by nature

Item	Research and development expenses
	12/31/2025	12/31/2024
Amortization of intangible assets	878,916	-
Depreciation of leased assets	169,251	-
Depreciation of property, plant and equipment	21,386	-
Employee benefits and social securities	248,448	-
Supplies and materials	16,735	-
Professional fees and outsourced services	252,218	-
Total	1,586,954	-

8.4	Expenses classified by nature and function

Item	Production and services costs	Selling, general and administrative expenses	Total 12/31/2025
Audit, legal and accountancy fees	-	1,192,258	1,192,258
Professional fees	-	351,545	351,545
Equity settled share-based payment	-	34,586	34,586
Commissions and royalties	-	6,343	6,343
Payroll expenses	-	575,591	575,591
Travel expenses	-	80,997	80,997
Depreciation of property, plant and equipment	73,021	30,405	103,426
Amortization of intangible assets	-	2,783	2,783
Energy and fuel	-	19,077	19,077
Other office and administrative expenses	-	207,224	207,224
Freight and haulage	3,032	37,250	40,282
Import and export expenses	20,715	32,892	53,607
Insurance	6,945	500,760	507,705
Maintenance	247,740	9,385	257,125
Professional fees and outsourced services	333,223	-	333,223
Publicity and advertising	-	422	422
Rentals	-	215,591	215,591
Other production cost	12,150	-	12,150
Supplies and materials	-	1,651	1,651
Systems expenses	-	2,069	2,069
Taxes	-	119,181	119,181
Total	696,826	3,420,010	4,116,836

Item	Production and services costs	Selling, general and administrative expenses	Total 12/31/2024

Employee benefits and social securities	-	37,337	37,337
Mobility and travel	-	11,852	11,852
Professional fees and outsourced services	-	247,568	247,568
Publicity and advertising	-	2,647	2,647
Total	-	299,404	299,404

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

8.5 Finance results

	12/31/2025	12/31/2024
Financial cost
Interest expenses	(1,351,110)	(1,311,983)
Financial commissions	-	(81,214)
	(1,351,110)	(1,393,197)
Other financial results
Exchange differences generated by liabilities	(3,437,481)	-
Changes in fair value of financial assets or liabilities and other financial results	1,150,899	(1,105,047)
Impairment of receivables	(424.601)	-
Net gain of inflation effect on monetary items	2,380	-
	(2,708,803)	(1,105,047)
Total net financial cost	(4,059,913)	(2,498,244)

8.6	Other income or expenses, net

	12/31/2025	12/31/2024
Impairment loss on receivables	(2,567,224)	-
	(2,567,224)	-

9. DISCONTINUED OPERATIONS

a)	Bioceres Crop Solutions Corp. (“BIOX”)

As of June 18, 2025, Bioceres Crop Solutions Corp. (“BIOX”), a company listed on NASDAQ, entered into an amendment with the holders of its secured notes, pursuant to which such holders waived claims related to covenant breaches that had triggered an event of default under the debt, retroactively amended certain financial ratios measured as of March 31, 2025, and extended the maturity date of the secured notes to August 31, 2027.

As a result of these amendments, the Group lost de facto control over BIOX and, consequently, BIOX was deconsolidated in accordance with IFRS 10, as further described in Note 6 – Significant events and transactions – Loss of control over subsidiaries. As of June 30, 2025, the equity method was applied to the retained interest. Subsequently, as a result of the enforcement of pledges over BIOX shares, the Group ceased to have any interest in BIOX and derecognized the corresponding investment, as described in Note 14 – Joint ventures and associates.

Furthermore, after losing the de facto control over BIOX and deconsolidated as mentioned above, on November 10, 2025, BIOX received a Declaration of Acceleration of Notes (“Acceleration Notice”) from the holders of its secured notes. The Acceleration Notice alleges that defaults occurred under the Convertible Note Purchase Agreement and Non-Convertible Note Purchase Agreement, and such defaults remain uncured and were continuing as of the date of the Acceleration Notice.

On November 11, 2025, the holders commenced a lawsuit against BIOX and certain of its subsidiaries and affiliates for the payment in full of the amounts due under the Convertible Note Purchase Agreement and Non-Convertible Note Purchase Agreement, et al in the Supreme Court of the State of New York, County of New York (the “Proceeding”).

Various obligations of the Group were secured by pledges over BIOX shares, which were enforced almost in their entirety. The remaining shares are measured at fair value.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The deconsolidation of BIOX and the execution of the pledged shares constitute a disposal of a component of the Group that represents a major line of business. Accordingly, the transaction qualifies as a discontinued operation in accordance with IFRS 5.

b)	Bioceres S.A. and Bioceres LLC

On December 16, 2025, the Board of Directors of Bioceres S.A. approved the initiation of voluntary bankruptcy proceedings. On December 26, 2025 such Board of Directors of Bioceres S.A. filed the of the voluntary bankruptcy proceedings, which resulted in losing control of Bioceres S.A. to the judge, which in turn would seek and appoint a trustee (“síndico”) to oversee the process. Upon commencement of the bankruptcy proceedings, decision-making authority transferred to the judge and/or trustee. On March 3, 2026, the Commercial Court of Rosario (the “Court”) issued a final judgment declaring the bankruptcy of Bioceres S.A., which became effective immediately. The declaration of bankruptcy constituted a judicial determination triggering the full legal effects contemplated under Argentine insolvency law, including the automatic divestiture of the debtor’s assets and the loss of control over their administration, disposition, and management. On March 9, 2026, the Court appointed the bankruptcy trustee (sindicatura), who assumed control over the administration and disposition of the bankruptcy estate.

As a result, the Group lost control over Bioceres S.A. in accordance with IFRS 10. As Bioceres LLC is a wholly owned subsidiary of Bioceres S.A., the Group simultaneously lost control over Bioceres LLC. This transaction qualified as a discontinued operation in accordance with IFRS 5.

As a result:

●	the results of the discontinued operation have been presented separately from continuing operations in the consolidated statements of profit or loss and other comprehensive income;

●	the cash flows attributable to the discontinued operation have been presented separately from those of continuing operations in the consolidated statement of cash flows; and

●	comparative information has been recast to reflect the discontinued operation presentation.

Net income from discontinued operations

	12/31/2025	12/31/2024

Revenues from contracts with customers	-	199,489,022
Initial recognition and changes in the fair value of biological assets at the point of harvest	-	588,053
Cost of sales	-	(117,374,985)
Changes in the net realizable value of agricultural products after harvest	-	(204,910)
Research and development expenses	-	(8,797,433)
Selling, general and administrative expenses	(701,783)	(64,432,006)
Share of profit or loss of joint ventures and associates	(25,491,329)	(228,453)
Other income or expenses, net	(62,754)	164,945
Operating profit	(26,255,866)	9,204,233

Financial cost	-	(20,170,657)
Other financial results	(791,558)	1,399,413
Loss before income tax	(27,047,424)	(9,567,011)

Income tax	-	2,163,784
Loss from discontinuing operations	(27,047,424)	(7,403,227)

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

10. TAXATION

Income taxes for interim periods are accrued using the tax rate that is expected to be applicable to the expected annual earnings:

	12/31/2025	12/31/2024
Current tax expense	135,042	-
Deferred tax	(128,793)	927,290
Total income tax expense	6,249	927,290

Current tax expense corresponds to the change in estimates from the beginning of the period.

The roll forward of deferred tax assets and liabilities as of December 31, 2025 and 2024 are as follows:

	12/31/2025	12/31/2024
Beginning of the period deferred tax	(14,429,422)	(20,024,215)
Charge for the period	128,792	7,954,410 (1)
Conversion difference	-	(905,319)
Total net deferred tax	(14,300,630)	(12,975,124)

(1)	For the period ended December 31, 2024, amounts totaling 7,027,120 were reclassified to Loss from discontinued operations in the condensed consolidated statement of comprehensive income. (Note 9).

11. EARNING PER SHARE

Following the business combination completed on June 16, 2025, which was accounted for as a reverse acquisition, Bioceres Group Limited was identified as the accounting acquirer and Moolec Science SA as the legal acquirer. Accordingly, the consolidated results presented for periods prior to the closing date correspond to the historical results of the accounting acquirer, while the number of ordinary shares used in the calculation of earnings per share reflects the equity structure of the legal acquirer, adjusted to reflect the exchange ratio established in the reverse acquisition.

During the six-month period ended December 31, 2025, the Company completed a reverse stock split at a ratio of fifteen-to-one (15-to-1) of its ordinary shares. In accordance with IAS 33, the weighted-average number of ordinary shares outstanding and all per-share data for all periods presented have been retrospectively adjusted to reflect the effects of such reverse stock split as if it had been effective at the beginning of the earliest period presented.

The reverse stock split did not impact the Company’s consolidated statements of operations, financial position or cash flows, other than the retrospective recast of the weighted-average number of ordinary shares outstanding used in the calculation of basic and diluted earnings per share.

Further details regarding the accounting treatment of the reverse acquisition and the reverse stock split are disclosed in the consolidated financial statements for the year ended June 30, 2025.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

	12/31/2025	12/31/2024

Numerator
Basic and diluted - Loss for the period from continuing operations attributable to equity holders of the parent	(10,103,998)	(29,420,663)
Basic and diluted - Profit / (loss) for the period from discontinued operations attributable to equity holders of the parent	79,066,794	(3,682,535)
Basic and diluted - Profit / (loss) for the period attributable to equity holders attributable to equity holders of the parent	68,962,796	(33,103,198)
Denominator
Number of shares (basic EPS)	726,118	399,802
Number of shares (diluted EPS)	726,118	399,802

Loss per share from continuing operations
Basic loss per share attributable to ordinary equity holders of the parent	(13.9151)	(73.5881)
Diluted loss per share attributable to ordinary equity holders of the parent	(13.9151)	(73.5881)

Profit / (loss) per share from discontinued operations
Basic profit / (loss) per share attributable to ordinary equity holders of the parent	108.8897	(9.2109)
Diluted profit / (loss) per share attributable to ordinary equity holders of the parent	108.8897	(9.2109)

Profit / (loss) per share for the period attributable to equity holders
Basic profit / (loss) per share attributable to ordinary equity holders of the parent	94.9746	(82.7990)
Diluted profit / (loss) per share attributable to ordinary equity holders of the parent	94.9746	(82.7990)

12. INFORMATION ABOUT COMPONENTS OF EQUITY

Capital issued and shares to be issued

During the six-month period ended December 31, 2025, the Company completed a reverse stock split at a ratio of fifteen-to-one (15-to-1), which resulted in a reduction in the number of outstanding ordinary shares and a corresponding increase in the par value per share. The reverse stock split did not affect the Company’s total shareholders’ equity.

During the period, the Company entered into transactions resulting in the partial conversion of preference shares into ordinary shares in accordance with the terms of the Subscription Agreement. As of December 31, 2025, the related issuance of ordinary shares had not yet been legally completed and, accordingly, is presented as shares to be issued.

As a result, as of December 31, 2025, the number of issued ordinary shares amounted to 726,251 ordinary shares with a par value of $1.50 each.

The reserve for the Company’s own shares held comprises the cost of the Company’s ordinary shares held by the Group. As of December 31, 2025, the Group held 686 of the Company’s own shares.

Reserves

As described in Note 6 – Significant events and transactions – Loss of control over subsidiaries, the Group recognized the effects of the loss of control by accounting for the cumulative effects of the components of other comprehensive income related to such subsidiaries as follows:

–	the cumulative translation adjustment (“CTA”) related to Bioceres S.A.and Theo I SCSp was derecognized and reclassified to profit or loss; and

–	the revaluation surplus related to property, plant and equipment was transferred directly to retained earnings.

These movements are presented in the consolidated statement of changes in equity for the period.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

13. CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	12/31/2025	12/31/2024
Investment activities
Settlement of financial borrowings through derecognition of investment in associates	(52,192,793)	-
	(52,192,793)	-
Financing activities

Settlement of financial borrowings through derecognition of investment in associates	52,192,793	-
Conversion of preference shares	(5,473,425)	-
	46,719,368	-

14. JOINT VENTURES AND ASSOCIATES

		12/31/2025	06/30/2025
Assets
Measured at equity value method
Bioceres Crops Solutions Corp	(a)	-	77,741,971
Agrality Argentina S.A.		7,088,848	7,521,996
Agrality US Inc.		3,315,307	3,315,307
Agrality Seeds Inc.		5,496,286	5,496,286
SW Semillas S.A.		-	724
Inmet S.A		71,687	71,687
		15,972,128	94,147,971

(a)	As a result of the execution of BIOX shares due to the enforcement of creditors’ rights and the subsequent deconsolidation of Bioceres LLC, the Group ceased to have an interest in Bioceres Crops Solutions Corp and derecognized the corresponding investment.

Changes in investments in joint ventures and associates as of December 31, 2025 and 2024:

	12/31/2025	12/31/2024
As of the beginning	94,147,971	92,499,396
Disposal	(77,742,695)	-
Dividends distribution	(433,148)	-
Foreign currency translation	-	(477,918)
Share of profit or loss measured at equity method (1)	-	1,669,671
Share of profit or loss measured at fair value	-	(29,448,429)
As of the end of the period	15,972,128	649,242,720

(1)	For the period ended December 31, 2024, amounts totaling $228,451 were reclassified to Loss from discontinued operations in the condensed consolidated statement of comprehensive income.

15. SEGMENT INFORMATION

Based on the Group’s internal organization, the Group has identified the following operating segments: (i) Safflower GLA, (ii) Textured soy proteins and (iii) Sustainable agricultural equipment technology.

The Safflower GLA segment includes the production and commercialization of high value-added oils derived from safflower crops.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The Textured soy proteins segment comprises the development and sale of plant-based protein ingredients.

The Sustainable agricultural equipment technology segment includes technology-related activities aimed at sustainable agricultural solutions.

The Executive Team reviews the Group’s operating performance by segment primarily on the basis of gross profit, defined as revenues less cost of sales.

Net profit or loss for the period is assessed only on a consolidated basis.

Segment performance is measured based on gross profit, which represents revenues less cost of sales, as this measure is the primary indicator to assess operating performance.

Certain items such as other income and expenses, finance costs, income tax and corporate costs are managed on a centralized basis and are therefore not allocated to operating segments.

The total gross profit of the operating segments is reconciled to the Group’s consolidated result through the inclusion of operating expenses, other income and expenses, and financial results not allocated to segments.

The following tables present information with respect to the Group’s reporting segments:

Period ended December 31, 2025	Safflower GLA	Textured soy proteins	Sustainable agricultural equipment	Consolidated
Revenues from contracts with customers
Sale of goods and services	720,111	2,774,060	1,736,058	5,230,229
Total revenues	720,111	2,774,060	1,736,058	5,230,229

Cost of sales	(397,248)	(2,428,588)	(1,120,953)	(3,946,789)
Gross profit per segment	322,863	345,472	615,105	1,283,440
% Gross margin	45%	12%	35%	25%

Prior to the deconsolidation of BIOX, as disclosed in the consolidated financial statements, the Executive Team evaluated the Group’s financial information and resource allocation and assessed the financial performance of these resources across the following segments: (i) Seed and integrated products, (ii) Crop protection, (iii) Crop nutrition and (iv) Emerging solutions

Period ended December 2024 (1)	Seed and integrated products	Crop protection	Crop nutrition	Emerging solutions	Consolidated
Revenues from contracts with customers
Sale of goods and services	42,959,645	100,406,986	55,070,802	98,680	198,536,113
Royalties	942,756	-	-	-	942,756
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	588,053	-	-	-	588,053
Government grants	-	-	-	10,154	10,154
Total revenues	44,490,454	100,406,986	55,070,802	108,834	200,077,076

Cost of sales	(27,868,376)	(60,663,237)	(28,814,839)	(28,533)	(117,374,985)
Gross profit per segment	16,622,078	39,743,749	26,255,963	80,301	82,702,091
% Gross margin	37%	40%	48%	74%	41%

(1)	For the six-month period ended December 31, 2024, all of segments results were reclassified to Loss from discontinued operations in the condensed consolidated statement of comprehensive income.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

	12/31/2025	06/30/2025
Non-current assets
Argentina	63,790,830	12,493,920
North America	192,128	53,447,180
EMEA	14,143.016	12,662,860
Total	78,125,974	78,603,960

Property, plant and equipment	4,360,460	3,345,170
Intangible assets	71,879,709	75,258,790
Goodwill	2,134,259	-
Total reportable assets	78,374,428	78,603,960
Total non-reportable assets	25,263,584	126,105,586
Total assets	103,638,012	204,709,546

16. FINANCIAL INSTRUMENTS

The Group classifies each class of financial instrument measured at fair value into three levels, depending on the relevance of the judgment associated to the assumptions used for measuring the fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of December 31, 2025, and June 30, 2025.

Financial assets by category

Financial asset	Amortized cost		Mandatorily measured at fair value through profit or loss
	12/31/2025	06/30/2025	12/31/2025	06/30/2025
Cash and cash equivalents	1,036,618	767,919	-	-
Other financial assets	39,085	8,254,261	-	19,722
Trade receivables	889,800	6,085,400	-	-
Other receivables (*)	1,449,318	14,085,303	-	-
Total	3,414,821	29,192,883	-	19,722

(*)	Advances expenses and tax balances are not included.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Financial liabilities by category

Financial liability	Amortized cost		Mandatorily measured at fair value through profit or loss
	12/31/2025	06/30/2025	12/31/2025	06/30/2025
Trade and other payables	7,060,433	7,323,933	-	-
Borrowings	45,741,925	231,360,615	-	-
Convertible notes	20,653,035	18,260,456	-	-
Lease liability	83,087	117,465	-	-
Warrants	-	-	65,999	1,211,093
Total	73,538,480	257,062,469	65,999	1,211,093

The Group does not use derivative financial instruments to hedge any of the above risks.

Fair value by hierarchy

Measurement at fair value at 12/31/2025	Level 1	Level 2	Level 3

Financial assets at fair value
Investments at fair value	57,850	-	-

Financial liabilities measured at fair value
Warrant liability	64,438	-	1,561

Measurement at fair (57.850) value at 06/30/2025	Level 1	Level 2	Level 3

Financial assets at fair value
Investments at fair value	19,722	-	-

Financial liabilities measured at fair value
Warrant liability	181,093	-	1,030,000

The carrying value of financial instruments measured at amortized cost approximates their fair value due to their short-term nature, except for borrowings, whose fair value may differ from their carrying amount (Note 7.9).

17. LEASES

The right-of-use asset was initially measured at the amount of the lease liability plus initial direct costs incurred, adjusted by pre-payments made in relation to the lease. The right-of-use asset was measured at cost less accumulated depreciation and accumulated impairment.

The lease liability was initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if it can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

The information about the right-of-use and liabilities related with lease assets is as follows:

	12/31/2025	06/30/2025
Land and buildings	85,300	100,896
	85,300	100,896

	12/31/2025	06/30/2025
Lease Liabilities
Current	83,087	117,465
	83,087	117,465

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The roll forward as of December 31, 2025 and 2024 are as follows:

	12/31/2025	12/31/2024
Right-of-use leased asset
Book value at the beginning	140,785	20,979,597
Additions of the year	254,551	7,872,230
Disposals	(140,785)	(76,298)
Exchange differences	-	(986,508)
Book value at the end of the period	254,551	27,789,021

	12/31/2025	12/31/2024
Depreciation
Book value at the beginning	39,889	9,377,845
Depreciation of the year	169,251	2,219,948
Disposals	(39,889)	(76,298)
Exchange differences	-	(67,958)
Accumulated depreciation at the end of the period	169,251	11,453,537
Total	85,300	16,335,484

	12/31/2025	12/31/2024
Lease Liabilities
Book value at the beginning	117,463	11,284,137
Additions of the year	83,087	7,872,230
Interest expenses, exchange differences and inflation effects	-	(520,389)
Payments of the year	-	(2,497,966)
Disposals	(117,463)	.
Total	83,087	16,138,012

18. SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the period ended December 31, 2025, the transactions between the Group and related parties, and the related balances owed by and to them for the period ended December 31, 2025 and June 30, 2025 are as follows:

		Value of transactions for the period ended
Party	Transaction type	12/31/2025	12/31/2024
Joint ventures and associates	Dividends received	433,148	-
Shareholders and other related parties	Net loans received	2,500,000	-
	Conversion of preference shares	5,473,425	-
	Interest expenses	680,548	-
	Preferences shares	-	15,000,000
Key management personnel	Salaries, social security benefits and other benefits	(115,000)	-
Total		8,972,121	15,000,000

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

		Amounts receivable from related parties
Party	Transaction type	12/31/2025	06/30/2025
Joint ventures and associates	Trade receivables	-	1,565,913
	Other receivables	1,194,839	11,211,902
Shareholders and other related parties	Trade debtors	-	-
	Other receivables	11,713	2,313,179
Total		1,206,552	15,090,994

		Amounts payable to related parties
Party	Transaction type	12/31/2025	06/30/2025
Joint ventures and associates	Trade creditors	(132,258)	(620,034)
	Convertible notes	-	(7,102,028)
	Net loans payables	-	(10,303,098)
Shareholders and other related parties	Net loans payables	(2,500,000)	-
	Warrants	(1,561)	(1,030,000)
	Preference shares	(10,943,152)	(15,739,726)
	Promissory notes	(947,919)	-
Key management personnel	Salaries, social security benefits and other benefits	-	(41,620)
Total		(14,524,890)	(34,836,506)

19. KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the periods ended December 31, 2025 and 2024.

	12/31/2025	12/31/2024
Short-term employee benefits	115,000	-
	115,000	-

The Group entered into indemnification agreements with each of its directors and executive officers. These agreements generally provide that the relevant director or officer will be indemnified by the Group to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of the Group and against amounts paid or incurred by him or her in the settlement thereof.

The agreements are subject to certain exceptions, including that no indemnification will be provided to any director or officer against any liability to the Group or its shareholder (i) by reason of intentional fraudulent conduct, dishonesty, willful misconduct, or gross negligence on the part of the director or officer; or (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer.

The compensation of key executives is determined by the Board of Directors of Moolec Science SA based on the performance of individuals and market trends.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

20. SHARE-BASED PAYMENT

Under the share-based compensation plan, some members of the executive management team and directors as defined by the Board of Directors, were granted share options or restricted stock units (“RSU”) in return for their services to the Group.

On September 18, 2024, the Board of Directors approved the 2024 Incentive Plan (the “Plan”), making some minor modifications to the previous share-based compensation plan. Subsequently, on December 12, 2024, the Board approved the possibility of making additional grants under the Plan and revised certain terms. These changes were designed to attract, retain, and motivate key executives while promoting sustained growth and enhancing shareholder value.

During the period ended December 31, 2025 no stock options were granted.

21. CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2025. Note 7.10.

22. EVENTS OCCURRING AFTER THE REPORTING PERIOD

Management has considered subsequent events through the date these unaudited interim condensed consolidated financial statements were issued.

Nasdaq listing compliance and related matters

As disclosed in the Company’s consolidated financial statements for the year ended June 30, 2025, the Company received notifications from Nasdaq regarding non-compliance with certain continued listing requirements, including the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) and the timely filing requirement under Nasdaq Listing Rule 5250(c)(1).

In connection with these matters, the Company submitted appeals to the Nasdaq Hearings Panel. Following the hearing held on December 18, 2025, the Nasdaq Hearings Panel granted the Company continued listing period on The Nasdaq Capital Market, subject to certain conditions and ongoing monitoring.

In addition, the Company filed its Annual Report on Form 20-F for the year ended June 30, 2025 in December 2025. In January 2026, following the effectiveness of the Company’s reverse stock split, Nasdaq acknowledged that the Company had regained compliance with the minimum bid price requirement.

During February and March 2026, the Company continued to inform Nasdaq Panel of the bankruptcy proceedings of Bioceres SA, Bioceres LLC and Theo I Scp, together with other required documentation in a timely manner.

As of the date of issuance of these interim condensed consolidated financial statements, the Company’s ordinary shares continue to trade on The Nasdaq Capital Market under the symbol “MLEC”.

The matters described above did not impact the recognition or measurement of the assets, liabilities, results of operations or cash flows presented in these interim condensed consolidated financial statements.

MOOLEC SCIENCE SA

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Change in controlling shareholder

In March 2026, the Company’s Board of Directors formally approved the issuance of ordinary shares related to the conversion of preference shares exercised on December 31, 2025.

On April 1, 2026, Agriculture Investment Group Corp. (“AIGC”) became the controlling shareholder of the Company following the partial conversion of its preference shares into ordinary shares, resulting in AIGC holding approximately 65.1% of the Company’s outstanding ordinary shares.

The conversion was effected pursuant to the terms of the Subscription Agreement dated December 9, 2024, as amended and restated on June 16, 2025, entered into in connection with the business combination through which Bioceres Group Limited became a subsidiary of the Company.

This event did not impact the recognition or measurement of the assets, liabilities, results of operations or cash flows presented in these interim condensed consolidated financial statements.

As a foreign private issuer, the Company elected to follow home country practice in accordance with Nasdaq Rule 5615(a)(3) in connection with the transaction.

2024 Omnibus Equity Incentive Plan

During the 3rd quarter of the fiscal year ending on June 30, 2026, the Company granted share options and performance shares to certain key executive personnel and non-executive Directors, as follows:

Shares options: 37,332 MLEC shares with an exercise price of USD 7.14 per share, subject to a three-year vesting period, vesting in equal one-third installments on June 30, 2026, June 30, 2027, and June 30, 2028, respectively. The stock options shall be exercisable on a cashless basis and shall remain exercisable for five (5) years from each applicable vesting date. The stock options shall also be subject to accelerated vesting upon the occurrence of a Change in Control event, as defined in the Plan.

Performance shares: 22,665 MLEC shares in performance-based restricted stock units (performance RSUs), subject to a 20-trading day lock-up period, with vesting triggered as follows:

(a)	If the 10-day VWAP of the Company’s ordinary shares exceeds 2x the reference stock price of USD 7.14, 50% of the performance award shall vest.

(b)	If the 10-day VWAP of the Company’s ordinary shares exceeds 4x the reference stock price of USD 7.14, the remaining 50% of the performance award shall vest.